Sit Mutual Funds
3300 IDS Center, 80 South Eighth Street
Minneapolis, MN 55402
612-332-5580

December 19, 2019

FILED AS EDGAR CORRESPONDENCE

Ms. Catherine D. Whiting
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re: Response to comments on the following Post-Effective Amendments

Registrant	1940 Act File Number	1933 Act File Number	Form N-1A Registration Statement Post- Effective Amendment #
Sit U.S. Government Securities Fund, Inc.	811-04995	33-11549	53
Sit Mutual Funds II, Inc.	811-04033	002-91312	70
Sit Tax-Free Income Fund
Sit Minnesota Tax-Free Income Fund
Sit Quality Income Fund

Dear Ms. Whiting:

On behalf of the above-referenced Sit Mutual Funds (each, a “Registrant” and collectively, the “Registrants”), this letter responds to the comments and questions you provided via telephone on December 12, 2019, regarding the Registrant’s Post Effective Amendments listed above filed pursuant to Rule 485(a)(1) under the 1933 Act, to become effective on January 1, 2020.

Changes to the Registrants’ Registration Statements discussed herein will be reflected in the Post-Effective Amendments that will be filed on December 20, 2019.

Our response to each of your comments is provided below.

Comment 1.   Prospectus – all Registrants, Summary Information, Principal Investment Risks.

Risks are listed in alphabetical order. List the risks in order of importance, with the most significant risks appearing first.

Response.

The risks have been listed in order of importance, with the most significant risks appearing first.

In the Additional Information About the Funds, More on the Funds’ Risks section, the first paragraph was revised. The revised language is:

All investments carry some degree of risk which will affect the value of a Fund’s investments, investment performance and price of its shares. It is possible to lose money by investing in the Funds. The risks are presented alphabetically, and the order of the risks does not indicate the significance of any particular risk factor.

Ms. Catherine D Whiting

U.S. Securities and Exchange Commission

December 19, 2019

Comment 2.   Prospectus – U.S. Government Securities Fund, Principal Investment Risks.

The risk titled “Derivatives Risk” includes the language “and other derivative instruments.” Explain what “other derivative instruments” include.

Response.

The Fund invests in exchange traded futures and options in order to hedge the Fund’s duration. The risk titled “Derivative Risk” was revised to delete the language “and other derivative instrument.” The revised risk titled “Derivatives Risk” is:

“Derivatives Risk: The Fund may incur losses from its investments in options, futures, and options on futures. Investments in such derivative instruments may result in losses exceeding the amounts invested. The Fund may use derivatives for hedging purposes. Compared to conventional securities, derivatives can be more sensitive to changes in interest rates or to sudden fluctuations in market prices and thus the Fund’s losses may be greater if it invests in derivatives than if it invests only in conventional securities. Derivatives can be illiquid and difficult to value. A derivative transaction also involves the risk that a loss may be sustained as a result of the failure of the counterparty to the contract to make required payments.”

Comment 3.   Prospectus – U.S. Government Securities Fund, Historical Performance.

Add a note that the Class Y shares are new and have no performance.

Response.

The following footnote has been added in the Historical Performance section:

“The inception date of Class Y shares was January 1, 2020, therefore there is no performance to report.”

Comment 4.   Prospectus – Quality Income Fund, Principal Investment Strategies. The Fund may invest in securities that have not been registered for sale under the Securities Act of 1933 pursuant to Rule 144 (Rule 144A securities) which are determined to be liquid by the Adviser. Explain what unregistered securities include.

Response.

The language regarding investing in Rule 144A securities was revised to indicate that Rule 144A securities includes only debt securities the Fund is otherwise authorized to invest in. The revised language is:

“The Fund may invest in debt securities described herein that have not been registered for sale under the Securities Act of 1933 pursuant to Rule 144A (Rule 144A Securities) which are determined to be liquid by the Adviser.”

Comment 5.   Prospectus – Quality Income Fund, Principal Investment Strategies.

If investing in other investment companies is deemed to be a material risk and included in the list of “Principal Investment Risks”, the “Principal Investment Strategies” section should therefore include a discussion about investing in other investment companies.

Ms. Catherine D Whiting

U.S. Securities and Exchange Commission

December 19, 2019

Response.

The following language was added as a separate paragraph to the Principal Investment Strategies section:

“The Fund may invest in open-end investment companies (mutual funds) and closed-end investment companies which invest in the same types of securities in which the Fund may invest directly.”

Comment 6.   Prospectus – Tax-Free Income Fund, Principal Investment Strategies.

The fee table includes an Acquired Fund Fees and Expense. The Principal Risks of the Fund include a risk of investing in investment companies. The investment strategy should include a discussion of investing in other investment companies.

Response.

The Principal Investment Strategies section includes the following language at the end of the third paragraph: “The Fund may invest in open-end investment companies (mutual funds) and closed-end investment companies which invest in the same types of securities in which the Fund may invest directly.” This language was reformatted as a separate paragraph to the Principal Investment Strategies section.

Comment 7.   Prospectus – Minnesota Tax-Free Income Fund, Principal Investment Strategies.

The fee table includes an Acquired Fund Fees and Expense. The Principal Risks of the Fund include a risk of investing in investment companies. The investment strategy should include a discussion of investing in other investment companies.

Response.

The Principal Investment Strategies section includes the following language at the end of the third paragraph: “The Fund may invest in open-end investment companies (mutual funds) and closed-end investment companies which invest in the same types of securities in which the Fund may invest directly.” This language was reformatted as a separate paragraph to the Principal Investment Strategies section.

I trust that this response has fully and satisfactorily addressed each of your comments. If you have any questions, please call me at 612-359-2536.

Sincerely,

/s/ Paul E. Rasmussen

Paul E. Rasmussen

Vice President & Treasurer

cc:   Michael J. Radmer